

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc. /DE
297 Boston Post Road #248
Wayland, MA 01778

>   **Re: Gemini Therapeutics, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed September 2, 2022**
>   **File No. 333-267276**

Dear Dr. Gemayel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 2, 2022

Cover Page

1.   We note the disclosure on page 192 that Disc stockholders, including Disc executive officers, directors and other significant shareholders, who cumulatively own approximately 90% of outstanding Disc stock, have entered into support agreements with Disc and Gemini, and have agreed, following the effectiveness of the registration statement, to execute written consent to adopt the Merger Agreement and approve the merger and related transactions. "Therefore, holders of a sufficient number of shares of Disc capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement [and] are expected to [approve] the Merger Agreement via written consent." It appears that the shares subject to the support agreements/written consents are not appropriate to be

included in this Form S-4. Please provide us your analysis. Refer to Securities Act Forms Compliance and Disclosure Interpretation (C&DI) 225.10 and Securities Act Sections C&DI 139.29.

2. Revise the cover page and summary on page 13 to disclose the estimated 1.1052 exchange ratio disclosed on page 178. Revise both locations to disclose the treatment of Disc preferred stockholders.

3. Revise to disclose the per share purchase price paid by the investors in the Disc pre-closing financing. We note that investors in the Disc pre-closing financing will receive restricted Disc shares in a private placement issued immediately before the closing. Revise to clarify the treatment of these shares in the merger.

The Companies, page 9

4. Revise the Gemini summary to address the 2021 business combination and to clarify its current status.

5. We note the statement in the Disc summary on on page 9 that "Bitopertin was previously evaluated by Roche in a comprehensive clinical program in over 4,000 individuals in other indications which demonstrated the activity of bitopertin as a GlyT1 inhibitor and effects on heme biosynthesis" and on page 10 that "Disc submitted an IND for DISC-0974 in June 2021 and participants completed a Phase 1 clinical trial in healthy volunteers in the U.S. in June 2022 with preliminary results showing an acceptable tolerability profile, as well as evidence of target engagement and iron mobilization and erythropoiesis." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and similar references throughout the prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to safety or efficacy.

Risks Related to the Merger, page 17

6. Revise the first bullet point to clarify, if true, that the exchange ratio calculation will not change based on the market price of Gemini common stock because it is unrelated to the market price of Gemini common stock.

Gemini's by-laws provide that the Court of Chancery of the State of Delaware and the federal district courts of . . . Massachusetts. . ., page 73

7. Please revise this risk factor to disclose the risk that the exclusive forum provisions may result in increased costs for investors to bring a claim.

Background of the Merger, page 136

8.	Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.

9.	Revise the background to provide additional information regarding the negotiations and elimination of other potential business combination candidates. In doing so, please revise the bottom of page 136 to further clarify the proposed criteria the board determined it would use to evaluate potential indications of interest. On page 137, clarify why the special committee prioritized the indications of interest from Disc, Party A and Party B from among the 11 companies who held management presentations, and on what criteria or why discussions were terminated with 7 companies after the March 7, 2022 meeting. Finally, please clarify how each of the alternative entities was finally eliminated as a potential merger partner.

10.	Generally revise the background section to provide further information regarding the negotiations of the exchange ratio. In particular, on page 145, please revise the first full paragraph to provide additional information regarding how the parties determined the calculation of net cash and the exchange ratio.

Gemini's Reasons for the Merger, page 145

11.	Please clarify what the Gemini Board considered about "the regulatory pathway for, and market opportunity of, Disc's product candidates" and what the Board considered to be Disc's "upcoming value inflection points."

12.	Revise Gemini's reasons for the merger to clarify what consideration the Board and Special Committee gave to the fact that the Financial Projections project income for the extended period through 2041, where Disc has yet to commercialize a product, and the financial advisor opinion and other factors on which the board and special committee based their decision, utilize those extended projections.

Opinion of Gemini's Financial Advisor, page 149

13.	Revise to clarify whether the financial advisor considered the 1.1052 estimated exchange ratio disclosed on page 173, or some other exchange ratio in conducting its analyses.

14.	Clarify the basis for SVB Securities relying on a discounted cash flow analysis utilizing projected cash flow through 2041, in light of the development stage of Disc's business, and who determined the projected range.

15.	Revise to provide additional information regarding how SVB selected the comparable companies and whether it excluded any comparable companies that fit those criteria.

Certain Unaudited Financial Projections, page 155

16.   Expand your disclosures to provide additional information surrounding the material
assumptions and estimates underlying the financial projections on page 156 to provide
investors with sufficient information to evaluate the projected financial information. For
example:
- Please explain how the preliminary internal financial projections provided by Disc
were adjusted by the management of Gemini as indicated in the first paragraph.
- Disclose whether the Board and Management considered these projections reasonable
considering the clinical stage operations of Disc and the extended period of the
projections.
- Identify the market and geographical regions for the revenue projections and the
specific market growth rates and projected market rate penetrations to help provide
additional insight into the range in these rates underlying the revenue projections.
Explain how the market rate growth and market rate penetrations were determined.
- Disclose material assumptions related to acquisitions and product development.
- Disclose any specific assumptions related to regulatory approvals.
- Clarify whether, and if so, how, the passage of time was considered in relation to the
nineteen-year projection period.

Tax Treatment of the Merger
Material U.S. Federal Income Tax Consequences of the Merger, page 168

17.   We note the disclosure on page 166 regarding "if" the merger qualifies as a
reorganization, "U.S. holders *generally . . .* will not recognize gain or loss" and that you
have discussed "certain material U.S. federal income tax consequences of the merger that
are applicable to U.S holders." We also note from page 168 that you "intend" for the
merger to qualify as a tax-free "reorganization" within the meaning of Section 368(a) of
the Code, but that "no opinion of counsel has been obtained or will be obtained regarding
the treatment of the merger as a tax-free reorganization." As the tax-free nature of the
transaction is material to investors, revise to provide counsel's opinion. Refer to Item
601(b)(8) of Regulation S-K. To the extent the opinion is subject to uncertainty, counsel
may provide a "should' or "more likely than not" opinion and explain why a "will" opinion
cannot be given and describe the degree of uncertainty. For guidance, please refer to
Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19. Please similarly revise the
disclosure of the Material U.S. Federal Tax Consequences of the CVRs to Holders of
Gemini Common Stock" on page 198, and the Material U.S. Federal Tax Consequences of
the Reverse Stock Split on page 228. Finally, please revise the related disclosures in the
Prospectus Summary and elsewhere in the prospectus accordingly.

Conditions to Completion of the Merger, page 186

18.   Please revise to clarify that you have identified all material conditions to the merger. In
addition, identify the closing conditions that are subject to waiver here and in the

related risk factor on page 24.

Disc's Pipeline, page 257

19.   Please revise your product pipeline table as follows:
- Revise to include a column for Phase 3 trials that is equally prominent as those for preclinical, Phase 1 and 2.
- Revise to include the dates the IND was submitted for each product candidate.
- Please revise the arrows in the pipeline table to accurately reflect where each product candidate currently stands in development. On page 269, you discuss the DISC-0974 Phase 1 clinical study in healthy volunteers and then the two Phase 1/2b clinical studies, one which has started and one which has not. Revise the pipeline table to differentiate the arrows between CKD and MF, and to clarify that the Phase 1 study was for healthy volunteers, and not specific to MF. We note the risk factor on page 79 that "Disc has only successfully completed on Phase 1 clinical trial," which notes that Disc has initiated the BEACON Phase 2 trial and the DISC-0974 1b/2 trial for patients with anemia of MF and may not submit its DISC-0974 1b/2 clinical trial in patients with anemia of CKD until it has submitted an IND.

Finally, we note the last two rows in your pipeline table are for preclinical programs for which you have not named a particular candidate or a particular targeted disease. Also, the arrow for "Diamond-Blackfan Anemia (planned) and other indications" appears to indicate that you have begun Phase 1 trials; however, your disclosure on page 268 states that you are "continuing to explore the potential of bitopertin in these additional indications in preclinical studies." Please revise the pipeline table to remove these preclinical programs or explain the basis for your belief that they are material and should be included.

20.   Please increase the size of the graphics appearing in this section so that the text is legible.

Collaborations and License Agreement
2019 Exclusive License Agreement with AbbVie Deutschland GmbH & Co. KG, page 285

21.   We note your disclosure that the royalty rates under the AbbVie Agreement are subject to up to a percentage reduction "in the low double digits" for lack of a valid claim on a country-by-country basis. Please revise your description of this reduction in the royalty rate to a figure within ten percentage points.

Intellectual Property, page 287

22.   Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

Note 2. Basis of Pro Forma Presentation , page 350

23.   We note that you have not reflected the reverse stock split within the pro forma condensed combined financial information. Please tell us how you plan on reflecting the reverse stock split prior to the effectiveness of the filing within the pro forma financial statements and throughout the filing.

Note 4. Pro Forma Adjustments, page 351

24.   Reference is made to adjustment (I). Please reconcile this note to the pro forma equity merger adjustments on page 347. Within your response, please explain why the elimination of Gemini's historical equity carrying values does not agree to Gemini's historical equity carrying values contained within the proforma condensed balance sheet.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at (202) 551-4466 or Abby Adams at (202) 551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mark Nylen, Esq.